Exhibit 99.1

Points International to Present at the 34th Annual Canaccord Genuity Growth Conference

Toronto, Canada – August 1, 2014 – Points (TSX: PTS; NASDAQ: PCOM), a global leader in loyalty currency management, announced today that members of its management team will be presenting at the 34th annual Canaccord Genuity Growth Conference to be held August 13-14, 2014 at the InterContinental Hotel in Boston, Massachusetts. Anthony Lam, the Company’s Chief Financial Officer, will present on Thursday, August 14, 2014 at 9:30 a.m. ET.

For more information or to meet with management, please contact Points International's investor relations team.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points’ unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world’s largest loyalty brands.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 36th largest Canadian technology company by the 2014 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog.

Contact:

Addo Communications
Laura Bainbridge/Kimberly Esterkin
laurab@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400